Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Ivan Seidenberg

Chairman and Chief Executive Officer — Verizon

Written Testimony – House Commerce Committee

March 2, 2005

Mr. Chairman and members of the Committee, thank you for the opportunity to be part of this discussion of the restructuring communications industry.

We are here today because of the announcements of three fairly sizable deals over the past several weeks, one of which is Verizon’s intention to acquire MCI. This recent wave of mergers and acquisitions is simply the latest phase of a process that began several years ago: the restructuring of communications around new technologies and new markets.

It should be evident to anyone with a cell phone or an e-mail account that the old distinction between local and long distance is obsolete, as is the need for separate companies to provide them. Competing technologies – cable, wireless, satellite, IP, and wireline – now offer consumers a wide range of choices for voice, data and, increasingly, video. And the pace of technological change is accelerating, which makes these markets more dynamic and competitive with each passing day.

What may not be as apparent is that the same forces are transforming the large-business marketplace. Traditional voice services make up a smaller and smaller piece of the pie. Instead, these large, technologically sophisticated customers are demanding a much wider range of services, platforms and applications from a growing universe of suppliers – not just “telephone” companies, but systems integrators, software providers, equipment makers and wireless companies. These companies include some of the biggest names in industry, such as Cisco, IBM, EDS and British Telecom.

Since our formation five years ago, Verizon’s overriding imperative has been to build a company capable of competing in this technology- and market-driven environment. For us, this has meant gaining scale in the growth segments of the marketplace, such as wireless and broadband;

reinventing our networks around new digital and fiber technologies; and equipping ourselves to compete as other technology companies do, through investment and innovation.

I stress “investment” because it has been Verizon’s willingness to put substantial risk capital into our networks that has differentiated our company and provided more value and choice for customers. We have indicated our intention to invest substantially in MCI’s infrastructure once this transaction closes. It is this ability and willingness to invest in our future that moves the industry forward and strengthens this country’s communications assets.

We have followed this path in the wireless business, where we put together a national network and invested in spectrum, digital capabilities and, now, broadband technologies to expand the market and grow through innovation.

We are following this path in the consumer wireline business, where we are transforming our telephone network into a broadband network by deploying DSL and fiber-to-the-premises, over which we are providing voice, data and – as we move forward – video services.

Verizon’s acquisition of MCI represents the next logical step in this process, as we transform ourselves around the evolving needs of the large-business, or “enterprise” market.

We have always viewed the large-business marketplace as one of the keys to our long-term growth strategy. As in all network-centric businesses, scale is important in this segment, and while we have a solid presence among local and regional customers, we have no significant market share among national and global customers. So we knew we needed to add substantially to our product set and network reach to be able to compete for these customers, and we have been investing in these capabilities steadily over the years.

The MCI acquisition accelerates that effort substantially. One of MCI’s core strengths is its network assets, including its leading role in IP-based technologies. By bringing our companies together, we will create a strong new competitor in the enterprise space – one with the advanced products, network reach and capital capacity required to invest in these assets and compete in this technology-intensive and highly competitive market.

I understand that some questioned how this latest phase of restructuring in the communications industry will affect consumers. Let me be very clear. Verizon’s acquisition of MCI does not alter the dynamics that are reshaping the consumer market.

Long distance and local as stand-alone businesses are on their way to obsolescence, with or without this transaction. Competition from wireless, cable telephony, e-mail, Instant Messaging and VOIP will continue to drive pricing, with or without this transaction. And in any meaningful sense of the word, the consumer marketplace will continue to become less concentrated over time – with or without this transaction – as new platforms and providers vie for the broadband household.

My message to this committee, then, is that to view this deal in terms of the communications business of the past 20 years is to miss the benefits that will accrue in the next 20 years.

Consumers will benefit because MCI’s IP network and products, combined with our deployment of fiber directly to homes and business, will be the most advanced broadband platform in the country, capable of delivering next-generation multimedia services in markets across the U.S.

Enterprise customers will benefit because we will create a strong, stable and secure strategic partner for national and global businesses as they prepare for the broadband future.

Federal and state government customers will benefit because they will have a choice of financially stable players that can stay current in technology and invest in the networks that are critical to their public mission.

National security will benefit because we will continue to invest in and strengthen the national and international communications infrastructure that is a critical component of government communications systems, including those used by the Departments of Defense and Homeland Security.

And the U.S. economy will benefit because we are creating a strong, U.S.-based company capable of investing in the new technologies so critical to job creation and leadership in the global marketplace.

This transaction is about the future. Verizon and MCI will be a national, full-service company with the financial strength and technology resources to deliver the broadband, multimedia world of tomorrow to customers and create economic growth for America today.

Thank you. I look forward to your questions.

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2004 annual meeting of shareholders, dated March 15, 2004. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.